EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2015	2014	2013
Net income available to stockholders	$11,368	$8,356	$14,586
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(147)	(128)	(216)
Earnings available to common shareholders	$11,221	$8,228	$14,370

Shares Calculation

Average shares outstanding - Basic Common	4,955	4,981	4,909
Average shares outstanding - Basic Class B Common	2,019	2,001	1,970
Potential Common Stock relating to stock options and non-vested restricted stock	63	22	48
Average shares outstanding - Assuming dilution	7,037	7,004	6,927

Net Income Per Share: Basic Common	$1.73	$1.27	$2.25
Net Income Per Share: Basic Class B Common	$1.30	$0.96	$1.69
Net Income Per Share: Diluted	$1.59	$1.17	$2.07